Ohmyhome Limited

1 Lorong 3 Toa Payoh

Block B #04-16/21, Jackson Square

Singapore 319579

January 6, 2023

Via Edgar Correspondence

Mr. Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Ohmyhome Limited Registration Statement on Form F-1 Submitted December 6, 2022 CIK No. 0001944902 File No. 333-268691

Dear Mr. Holt,

This letter is in response to the letter dated December 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Ohmyhome Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 Filed December 6, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Real Estate Transactions, page 58

1. We note your statement that “[t]he property transaction market in Singapore has seen a decline first two quarters of 2022 after a myriad of property cooling measures put in place by the Singapore government in December 2021.” Please revise to identify which specific measures have materially impacted your business, financial condition, results of operations, or capital resources and quantify, to the extent possible, how your revenues, profits, and/or liquidity have been impacted. In addition, please identify actions taken or planned, if any, to mitigate the impact of these measures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the cooling measures announced by the Singapore Government was detailed in its press release on December 15, 2021 (https://www.mnd.gov.sg/newsroom/press-releases/view/measures-to-cool-the-property-market):

“With effect from 16 December 2021, Additional Buyer’s Stamp Duty (ABSD) rates will be raised, and the Total Debt Servicing Ratio (TDSR) threshold will be tightened. The Government will also tighten the LTV limit for loans from HDB from 90% to 85%.”

The direct impact of the above cooling measures is on the cost of home ownership for property seekers in Singapore, leading to many potential buyers delaying their property purchase plans, which affects the transactions in the market. Our brokerage services generate revenue from completion of transactions, and are thus indirectly affected by the cooling measures put in place. As highlighted in the risk factor on page 33 of the Amendment No. 1 to the Registration Statement, “[a]s a result of the increase in mortgage rates coupled with the various measures implemented in Singapore, we have observed a decline of approximately 3.6% in the number of property transactions in our Brokerage Services segment in the first half of 2022 compared with the same period in 2021.”

As discussed in the Management Discussion & Analysis section on page 64 of the Amendment No. 1 to the Registration Statement, for the six months ended June 30, 2021 and 2022, “[b]rokerage services revenue declined slightly due to unfavorable market conditions by S$0.3 million, or 14.4% to S$1.7 million compared to S$2.0 million in the first six months of 2021.”

In order to mitigate the impact, it is provided on page 33 of the Amendment No. 1 to the Registration Statement that we have implemented various measures in the hopes of mitigating further adverse effect on our business, such as increasing our marketing budget and outreach to both existing and potential customers and commencing various product strategies to capture and retain potential property buyers and sellers at an early stage of their proposed property transactions to extend our pipeline of property listings and transactions.

Please refer to page 33 of the Amendment No. 1 to the Registration Statement for clarifications and details.

Average Transaction per Super Agents, page 59

2. Please revise to provide a basis for your statement, “[t]his efficiency [average property transactions per super agent] will improve even further, cementing us as one of the fastest and leanest property agencies in Singapore as a result of our continued investment into technology to empower our agents and our customers in the property transaction processes.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 59 in the Amendment No. 1 to the Registration Statement to disclose that unlike most of our brokerage competitors, we hire our Super Agents as full-time salaried employees, rather than as independent agents.

Most agencies in Singapore pay a high proportion of the commission (generally up to 90%) to the individual agents as they conduct most of the work including deal sourcing, relationship management, and closing of transactions, whereas the agencies retain a small balance (approximately 10% or less) of the commission revenue. However, we employ our Super Agent as professional full-time employees who focus on servicing the client, while our data-driven technology platform generates leads from online traffic, manages relationships with clients, provide quality leads to our in-house Super Agents, conduct buyer-seller matching via data algorithms, and provide upselling and cross-selling opportunities for other services such as mortgage, legal, moving, renovation and more.

Our Super Agents are employees who receive a salary, variable transaction bonuses based on customer satisfaction and transaction speed, benefits, and expense reimbursement. Base pay represented approximately 72.0% of total Super Agents cash compensation in 2021. As a result, we are able to retain a higher percentage of gross profit of around 50% from the commission compared to the industrial norm, while providing a market competitive commission rate of around 1% where the market rate is around 2%.

With on-going investment into our data-driven platform, we are able to continuously improve our agent efficiency in the form of average property transactions per Super Agent per year from 48 in 2020 to 69 in 2021, which is more than 10 times of the stagnating industry average of 6.3 transactions per agent per year as per Frost & Sullivan’s report. This makes us one of the fastest and leanest brokerage agencies in Singapore.

Supported by our data-driven platform, our Super Agents are thus able to dedicate more time to servicing clients while improving their earnings as they transact more deals generated from the platform, and increasing their stickiness with our platform.

Based on our operational experience and continuous investment into technology, we believe that there is still room for improvement for agent efficiency and transaction speed such as increasing quality of matching leads via data and automatic scheduling of viewings, providing further room for growth and gross margin improvement.

Material Tax Considerations

Certain Singapore Tax Considerations, page 145

3. We note your disclosure that to the extent the discussion relates to matters of Singapore tax law, it represents the opinion of Singapore counsel. If using the short-form tax opinion, please revise to clearly identify and articulate the opinion being rendered. Further, please revise the opinion filed as Exhibit 99.1 to state clearly that the disclosure in the material tax considerations section of the prospectus is the opinion of named counsel. In this regard, we note that Exhibit 99.1 states the disclosure “fairly summarise[s] the matters referred to therein as of the date hereof.” Please refer to Item III.B. of Staff Legal Bulletin 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the discussion set out in “Material Tax Considerations – Singapore Tax Considerations” on pages 145 to 148 in the Amendment No. 1 to the Registration Statement is a general summary of Singapore tax laws which are generally applicable as at the date of the Registration Statement. We have removed the reference of the discussion being opined by Singapore counsel on taxation matters in the Amendment No. 1 to the Registration Statement.

4. Please revise to remove references to “certain” tax considerations. The tax opinion should address and express a conclusion for each material tax consequence. Please also revise the opinion filed as Exhibit 99.1 to remove references to “certain” tax considerations. Please refer to Item III.C. of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 145 in the Amendment No. 1 to the Registration Statement to remove references to “certain” tax considerations. We have removed the reference of the discussion being opined by Singapore counsel on taxation matters in Exhibit 99.1.

Notes To Unaudited Interim Condensed Consolidated Financial Statements

Note 1 - Nature Of Business And Organization, page F-8

5. Please tell us and expand your disclosures to enhance discussion around the accounting method of your transaction among entities under common control. Your enhanced disclosure should discuss the method of accounting for the transfer of net assets or exchange of equity interests and perhaps expanded discussion of the common control relationships. Reference is made to paragraph 805-50-50-3 and 4 of the Financial Accounting Standards Codification.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the reorganization was a share swap between 100% of the holders of the Singapore Company and Cayman Holding Company leading to the same economic outcome to the holders of the Singapore entity before and after the transaction. Please see updated disclosure on pages F-8 and F-34.

6. We note the consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. Please further revise your footnote disclosures to describe with greater clarity the historical financial statements being presented as a result of your reorganization. As a part of your response and revised disclosures, you should clarify how your presentation is consistent with the guidance outlined in paragraphs 805-50-45-2 to 5 of the Financial Accounting Standards Codification.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that two years of comparative figures are already presented in the accompanying consolidated financial statements of the Company. Please see updated disclosure on pages F-8 and F-34.

7. Please explain to us why you did not provide pro forma financial information that reflects your reorganization. Reference is made to Rule 11-01(a)(2) of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as noted above there are already two full years of financial data to understand the Company’s operation.

Exhibit 5.1, page II-3

8. Please revise the opinion filed as Exhibit 5.1 to address whether the resale shares already outstanding “are” legally issued, fully paid and non-assessable. Please refer to Item II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the revised legal opinion as Exhibit 5.1 is filed herewith and our Cayman Islands counsel has confirmed that the resale shares are legally issued, fully paid and non-assessable.

Exhibit 99.1, page II-3

9. Please revise the opinion filed as Exhibit 99.1 to remove language that limits reliance on the opinion. In this regard, we note the introductory statement, “This opinion is being rendered solely to the Company, in connection with the filing of the Registration Statement by the Listco, being the indirect holding company of the Company.” We also note the closing statement, “This opinion is only for the benefit of the person to whom it is addressed...[and] is not to be circulated to, or relied upon by, any other person....” Purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to Item II.B.3.d of Staff Legal Bulletin 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the opinion provided as Exhibit 99.1 is not a legal opinion on the legality of the securities being offered and sold pursuant to the registration statement, as referred to under Item II.B.3.d of Staff Legal Bulletin 19. Such opinion was not filed pursuant to any requirement under any Staff Legal Bulletin, but rather, it is an opinion that was filed in addition to such requirements which relates to the legal due diligence exercise conducted on the Singapore subsidiaries of the Registrant, for the purposes of confirming Singapore counsel’s consent to the relevant statements in the Registration Statement being filed relating to Singapore laws.

We wish to highlight that the opinion still serves to inform the public that the relevant law firm has consented to the disclosures of the matters stated in the opinion, in the prospectus.

10. Please revise the opinion filed as Exhibit 99.1 to reconcile the scope and the qualifications with the opinion. In this regard, we note that the scope states that counsel expresses no opinion on any taxation laws of any jurisdiction, including Singapore. We also note that the qualifications state that counsel neither gives nor implies any opinion as to any tax consequences of any transactions contemplated by the offering. However, the opinion appears to cover material tax considerations under Singapore law.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Singapore counsel is not providing an opinion on taxation matters as explained in our response to comment No.3. The section on “Material Tax Considerations – Singapore Tax Considerations” on pages 145 to 148 in the Amendment No. 1 to the Registration Statement is intended to provide a summary of Singapore taxation laws which are generally applicable to corporations as at the date of the Registration Statement and is not intended to be an opinion on Singapore taxation laws. Also, we have removed the reference of the discussion being opined by Singapore counsel on taxation matters in Exhibit 99.1. Accordingly, the qualifications in the opinion filed as Exhibit 99.1 should be retained.

Exhibit 99.2, page II-3

11. Please revise the opinion filed as Exhibit 99.2 to remove language that limits reliance on the opinion. In this regard, we note the introductory statement, “This opinion is being rendered solely to the Malaysia Companies, in connection with the filing of the Registration Statement by the ListCo, being the indirect holding company of the Malaysia Companies.” We also note the closing statement, “This opinion is only for the benefit of the person to whom it is addressed...[and] is not to be circulated to, or relied upon by, any other person....” Purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to Item II.B.3.d of Staff Legal Bulletin 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the opinion provided as Exhibit 99.2 is not a legal opinion on the legality of the securities being offered and sold pursuant to the registration statement, as referred to under Item II.B.3.d of Staff Legal Bulletin 19. Such opinion was not filed pursuant to any requirement under any Staff Legal Bulletin, but rather, it is an opinion that was filed in addition to such requirements which relates to the legal due diligence exercise conducted on the Malaysian subsidiaries of the Registrant, for the purposes of confirming Malaysian counsel’s consent to the relevant statements in the Registration Statement being filed relating to Malaysian laws.

We wish to highlight that the opinion still serves to inform the public that the relevant law firm has consented to the disclosures of the matters stated in the opinion, in the prospectus

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer